UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2009

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 21 October 2009	By:	/S/ JANE MCALOON
	Name:	Jane McAloon Group Company Secretary
Title:

NEWS RELEASE

Release Time	IMMEDIATE
Date	21 October 2009
Number	19/09

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2009

•	Record quarterly iron ore production, despite the impact of tie-in activities associated with Rapid Growth Project (RGP) 4 (Australia).

•

Record quarterly petroleum production achieved with the continued ramp up of commissioned projects and strong operating performance. On track to deliver 10 per cent compound annual growth for the 2010 financial year.

•	Quarterly production records achieved at North West Shelf, Hunter Valley Energy Coal (both Australia) and Zamzama (Pakistan).

•	Shenzi (USA) and Samarco (Brazil) operated above nameplate capacity during the quarter.

•	During the quarter repairs to the Laguna Seca mill at Escondida (Chile) were successfully completed, however quarterly production was impacted due to the plant repair downtime.

•

On 6 October 2009, one of the two haulage systems at Olympic Dam (Australia) was damaged. We anticipate that ore hoisting will be at approximately 25 per cent of capacity until full production resumes in the third quarter of the 2010 financial year.

Over the last three months there has been increasingly positive economic news across most economies. Chinese economic growth continues to be robust on the back of strong domestic focused consumption and infrastructure-based stimulus spending. China’s re-stock of commodities is essentially complete and there is now evidence of higher than normal stockpiles across the supply chain. We continue to look for Chinese imports to more closely reflect real demand over the remainder of 2009 calendar year.

There are signs of stabilisation in the developed economies, with positive signs of improvement in Industrial Production, the Purchasing Managers Index and a turn in consumer confidence. However, unemployment in key developed economies, such as the US, Japan and Europe, continues to lag and may trend higher in the near term. We are starting to see some positive impact of re-stocking of pipelines, particularly in steel making raw materials, after a period where demand essentially disappeared.

Despite the low metal inventories in developed economies, there is little evidence yet of sustainable demand for metals emerging post the northern summer. We continue to stress that this developed economy improvement is not without volatility and is from a very low base. We maintain our view that real demand follow-through in developed economies may not be transparent until mid-2010 calendar year.

Petroleum

	SEPT 2009 QTR	SEPT Q09 vs SEPT Q08	SEPT Q09 vs JUNE Q09
Crude Oil, Condensate and Natural Gas Liquids (‘000 bbl)	24,670	30%	15%
Natural Gas (bcf)	99.24	4%	2%
Total Petroleum Products (million boe)	41.21	18%	10%

Total Petroleum Production – Production hit an all time high due to the successful delivery of projects in the deepwater of Gulf of Mexico (USA) and Western Australia over the past two years. Operational performance was steady and benefited from the absence of weather related interruptions. This was partly offset by natural field decline.

Crude Oil, Condensate, and Natural Gas Liquids – Production was significantly higher than the comparative period due to Shenzi operating above designed capacity, increased production from Atlantis (USA) and the absence of weather related interruptions. During the quarter, the operator commenced drilling water injection wells at Atlantis.

Natural Gas – Record production was achieved due to stronger demand for gas in Pakistan and the contribution from Shenzi and Atlantis. Bass Strait (Australia) production was higher than the June 2009 quarter due to expected seasonal demand.

Aluminium

	SEPT 2009 QTR	SEPT Q09 vs SEPT Q08	SEPT Q09 vs JUNE Q09
Alumina (‘000 tonnes) (a)	841	-2%	-5%
Aluminium (‘000 tonnes)	313	1%	1%

Alumina – Production was lower than the June 2009 quarter due to an unplanned calciner outage at Worsley (Australia). The stockpiled hydrate should be recovered over the remainder of the financial year.

Production at Alumar (Brazil) benefited from the recently expanded refinery, which will continue to ramp up gradually. However this increase was offset by planned and unplanned maintenance.

Aluminium – Production across all operations was in line with comparative periods.

Base Metals

	SEPT 2009 QTR	SEPT Q09 vs SEPT Q08	SEPT Q09 vs JUNE Q09
Copper (‘000 tonnes)	283.9	-8%	-8%
Lead (tonnes)	61,370	5%	5%
Zinc (tonnes)	46,425	11%	5%
Silver (‘000 ounces)	10,769	5%	0%
Uranium Oxide Concentrate (Uranium) (tonnes)	1,130	2%	-2%

Copper – Production during the September 2009 quarter was impacted by maintenance activities at Escondida and Olympic Dam (Australia). This was partially offset by higher production as Spence (Chile) operated at plant capacity during the quarter. The repairs to Escondida’s Laguna Seca SAG mill were successfully completed in August 2009, however the repairs impacted production in the quarter. Escondida’s production in the 2010 financial year is expected to increase by approximately five to 10 per cent due to the successful repairs to Laguna Seca mill and higher average grade.

On 6 October 2009, the haulage system in the Clark Shaft at Olympic Dam was damaged. A full investigation is underway to determine the extent of the damage. Hoisting is continuing at the secondary Whenan Shaft, but at this stage, we expect ore hoisting will be at approximately 25 per cent of capacity until full production resumes in the third quarter of the 2010 financial year.

Lead – Production was higher than both comparative periods as a result of higher grade and improved recoveries at Cannington (Australia).

Zinc – Production was higher than both comparative periods due to better grade and an increased proportion of ore containing zinc at Antamina (Peru).

Silver – Production was higher than the September 2008 quarter due to higher grade at Cannington and Antamina. Production was in line with the June 2009 quarter.

Uranium – Production was in line with all comparative periods. Production will be impacted by the Olympic Dam incident noted above.

Diamonds & Specialty Products

	SEPT 2009 QTR	SEPT Q09 vs SEPT Q08	SEPT Q09 vs JUNE Q09
Diamonds (‘000 carats)	780	1%	-14%

Diamonds – Production decreased versus the June 2009 quarter mainly due to lower ore processed. Production continues to be influenced by variability of ore sources due to the mix of open pit and underground mining.

Stainless Steel Materials

	SEPT 2009 QTR	SEPT Q09 vs SEPT Q08	SEPT Q09 vs JUNE Q09
Nickel (‘000 tonnes) (b)	35.4	100%	-13%

Nickel – Production for the quarter was impacted by a restriction in hydrogen supply at Kwinana Nickel Refinery (Australia) and planned maintenance at Cerro Matoso (Colombia). The September 2008 quarter included the major furnace rebuild at the Kalgoorlie Nickel Smelter (Australia).

Iron Ore

	SEPT 2009 QTR	SEPT Q09 vs SEPT Q08	SEPT Q09 vs JUNE Q09
Iron Ore (‘000 tonnes)	30,106	1%	11%

Iron Ore – Production was higher than the June 2009 quarter reflecting improved performance at Western Australia Iron Ore (Australia) and all three pellet plants at Samarco (Brazil) operating since July 2009.

As RGP 4 is nearing completion, existing operations will continue to be impacted by tie-in activities in the next quarter.

Manganese

	SEPT 2009 QTR	SEPT Q09 vs SEPT Q08	SEPT Q09 vs JUNE Q09
Manganese Ore (‘000 tonnes)	1,156	-37%	131%
Manganese Alloy (‘000 tonnes)	63	-69%	152%

Manganese Ore – Market conditions progressively recovered during the quarter. However, the September 2009 quarterly production was limited due to larger than optimal stockpiles at the start of the quarter. As a result of improved demand and depletion of stockpiles, we expect to be operating near full capacity towards the end of the December 2009 quarter.

Manganese Alloy – As demand conditions improved, stockpiles were drawn down and furnaces were restarted during the September 2009 quarter. We expect to be operating at about 65 percent of capacity towards the end of the December 2009 quarter.

Metallurgical Coal

	SEPT 2009 QTR	SEPT Q09 vs SEPT Q08	SEPT Q09 vs JUNE Q09
Metallurgical Coal (‘000 tonnes)	9,404	2%	-1%

Metallurgical Coal – Production was in line with previous periods. Shipments continued to increase during the quarter in response to stronger demand conditions.

Energy Coal

	SEPT 2009 QTR	SEPT Q09 vs SEPT Q08	SEPT Q09 vs JUNE Q09
Energy Coal (‘000 tonnes)	18,059	0%	2%

Energy Coal – Production was in line with previous periods. Record quarterly production at Hunter Valley Energy Coal due to improved plant utilisation.

(a) Excluding Suriname which was sold effective 31 July 2009.

(b) Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

This report together with the Exploration and Development Report represent the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 30 September 2009.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 email: Peter.Ogden@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 email: Kelly.Quirke@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

South Africa Bronwyn Wilkinson, Investor and Media Relations Tel: +44 20 7802 4015 Mobile: +44 7500 785 892 email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

BHP BILLITON PRODUCTION SUMMARY – CONTINUING OPERATIONS

		QUARTER ENDED			QUARTER ENDED
		SEPT 2008	JUNE 2009	SEPT 2009	SEPT 2009	SEPT 2008	SEPT Q09 vs SEPT Q08	SEPT Q09 vs JUNE Q09
PETROLEUM
Crude oil & condensate	(‘000 bbl)	16,180	18,523	21,648	21,648	16,180	34%	17%
Natural gas	(bcf)	95.27	97.17	99.24	99.24	95.27	4%	2%
Natural gas liquid	(‘000 bbl)	2,740	2,840	3,022	3,022	2,740	10%	6%
Total Petroleum Products	(million boe)	34.80	37.56	41.21	41.21	34.80	18%	10%
ALUMINIUM
Alumina (a)	(‘000 tonnes)	857	882	841	841	857	-2%	-5%
Aluminium	(‘000 tonnes)	309	310	313	313	309	1%	1%
BASE METALS
Copper	(‘000 tonnes)	308.9	307.2	283.9	283.9	308.9	-8%	-8%
Lead	(tonnes)	58,252	58,542	61,370	61,370	58,252	5%	5%
Zinc	(tonnes)	41,761	44,187	46,425	46,425	41,761	11%	5%
Gold	(ounces)	41,751	46,993	39,911	39,911	41,751	-4%	-15%
Silver	(‘000 ounces)	10,300	10,796	10,769	10,769	10,300	5%	0%
Uranium oxide concentrate	(tonnes)	1,110	1,154	1,130	1,130	1,110	2%	-2%
Molybdenum	(tonnes)	608	166	241	241	608	-60%	45%
DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	(‘000 carats)	773	903	780	780	773	1%	-14%
STAINLESS STEEL MATERIALS
Nickel (b)	(‘000 tonnes)	17.7	40.8	35.4	35.4	17.7	100%	-13%
IRON ORE
Iron ore	(‘000 tonnes)	29,824	27,048	30,106	30,106	29,824	1%	11%
MANGANESE
Manganese ore	(‘000 tonnes)	1,830	500	1,156	1,156	1,830	-37%	131%
Manganese alloy	(‘000 tonnes)	203	25	63	63	203	-69%	152%
METALLURGICAL COAL
Metallurgical coal	(‘000 tonnes)	9,210	9,460	9,404	9,404	9,210	2%	-1%
ENERGY COAL
Energy coal	(‘000 tonnes)	18,064	17,662	18,059	18,059	18,064	0%	2%

(a)	Excluding Suriname which was sold effective 31 July 2009.
(b)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					QUARTER ENDED
	BHP Billiton Interest	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	SEPT 2009	SEPT 2008
PETROLEUM
Production
Crude oil & condensate (‘000 bbl)		16,180	16,012	15,613	18,523	21,648	21,648	16,180
Natural gas (bcf)		95.27	90.23	82.19	97.17	99.24	99.24	95.27
NGL (‘000 bbl) (a)		2,740	2,107	2,361	2,840	3,022	3,022	2,740

Total Petroleum Products (million boe)		34.80	33.16	31.67	37.56	41.21	41.21	34.80

ALUMINIUM
ALUMINA
Production (‘000 tonnes)
Worsley	86%	733	756	688	747	709	709	733
Suriname (b)	45%	241	242	226	226	78	78	241
Alumar	36%	124	141	137	135	132	132	124

Total		1,098	1,139	1,051	1,108	919	919	1,098

ALUMINIUM
Production (‘000 tonnes)
Hillside	100%	175	176	174	177	179	179	175
Bayside	100%	25	25	24	25	25	25	25
Alumar	40%	45	44	44	44	44	44	45
Mozal	47%	64	65	62	64	65	65	64

Total		309	310	304	310	313	313	309

BASE METALS (c)
COPPER
Payable metal in concentrate (‘000 tonnes)
Escondida	57.5%	116.8	102.7	86.6	111.5	102.8	102.8	116.8
Antamina	33.8%	28.4	28.6	25.7	26.3	24.3	24.3	28.4
Pinto Valley (d)	100%	14.2	14.7	4.4	—	—	—	14.2

Total		159.4	146.0	116.7	137.8	127.1	127.1	159.4

Cathode (‘000 tonnes)
Escondida	57.5%	35.6	42.1	45.0	49.4	47.9	47.9	35.6
Cerro Colorado	100%	21.8	26.3	26.5	27.5	18.6	18.6	21.8
Spence	100%	35.7	44.5	47.7	44.8	51.0	51.0	35.7
Pinto Valley (d)	100%	1.6	1.7	1.5	1.4	1.6	1.6	1.6
Olympic Dam	100%	54.8	47.6	45.4	46.3	37.7	37.7	54.8

Total		149.5	162.2	166.1	169.4	156.8	156.8	149.5

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	57,768	65,622	46,259	57,145	60,879	60,879	57,768
Antamina	33.8%	484	400	976	1,397	491	491	484

Total		58,252	66,022	47,235	58,542	61,370	61,370	58,252

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	14,449	14,199	12,943	13,258	15,190	15,190	14,449
Antamina	33.8%	27,312	23,671	26,454	30,929	31,235	31,235	27,312

Total		41,761	37,870	39,397	44,187	46,425	46,425	41,761

GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	14,391	17,840	17,496	17,595	13,905	13,905	14,391
Olympic Dam (refined gold)	100%	27,360	27,950	23,331	29,398	26,006	26,006	27,360
Pinto Valley (d)	100%	—	—	920	—	—	—	—

Total		41,751	45,790	41,747	46,993	39,911	39,911	41,751

SILVER
Payable metal in concentrate (‘000 ounces)
Escondida	57.5%	668	738	673	686	512	512	668
Antamina	33.8%	932	915	1,003	1,240	1,039	1,039	932
Cannington	100%	8,391	9,565	6,802	8,609	9,013	9,013	8,391
Olympic Dam (refined silver)	100%	244	234	200	259	205	205	244
Pinto Valley (d)	100%	65	63	52	2	—	—	65

Total		10,300	11,515	8,730	10,796	10,769	10,769	10,300

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	1,110	860	883	1,154	1,130	1,130	1,110

Total		1,110	860	883	1,154	1,130	1,130	1,110

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	514	365	318	166	241	241	514
Pinto Valley (d)	100%	94	46	19	—	—	—	94

Total		608	411	337	166	241	241	608

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (‘000 carats)
Ekati™	80%	773	594	951	903	780	780	773
STAINLESS STEEL MATERIALS
NICKEL
Production (‘000 tonnes)
CMSA	99.9%	10.7	13.0	13.1	13.7	12.0	12.0	10.7
Yabulu (e)	100%	9.1	9.5	7.5	7.8	2.8	2.8	9.1
Nickel West	100%	7.0	27.7	26.9	27.1	23.4	23.4	7.0

Total		26.8	50.2	47.5	48.6	38.2	38.2	26.8

IRON ORE
Production (‘000 tonnes) (f)
Mt Newman Joint Venture	85%	7,210	7,006	6,440	5,781	6,231	6,231	7,210
Goldsworthy Joint Venture	85%	232	346	558	280	428	428	232
Area C Joint Venture	85%	9,209	8,716	9,181	8,407	9,189	9,189	9,209

Yandi Joint Venture	85%	8,961	10,026	9,370	9,461	10,194	10,194	8,961
Jimblebar	85%	1,461	1,040	1,070	1,342	1,318	1,318	1,461
Samarco	50%	2,751	2,221	1,569	1,777	2,746	2,746	2,751

Total		29,824	29,355	28,188	27,048	30,106	30,106	29,824

MANGANESE
MANGANESE ORES
Saleable production (‘000 tonnes)
South Africa (g)	60%	929	755	351	156	428	428	929
Australia (g)	60%	901	657	382	344	728	728	901

Total		1,830	1,412	733	500	1,156	1,156	1,830

MANGANESE ALLOYS
Saleable production (‘000 tonnes)
South Africa (g) (h)	60%	133	112	51	5	30	30	133
Australia (g)	60%	70	69	53	20	33	33	70

Total		203	181	104	25	63	63	203

METALLURGICAL COAL
Production (‘000 tonnes) (i)
BMA	50%	6,384	6,781	5,165	6,378	5,822	5,822	6,384
BHP Mitsui Coal (j)	80%	1,633	1,771	549	1,482	1,597	1,597	1,633
Illawarra	100%	1,193	1,598	1,882	1,600	1,985	1,985	1,193

Total		9,210	10,150	7,596	9,460	9,404	9,404	9,210

ENERGY COAL
Production (‘000 tonnes)
South Africa	100%	8,277	7,484	6,453	7,682	8,099	8,099	8,277
USA	100%	4,005	3,017	2,907	4,207	4,162	4,162	4,005
Australia	100%	2,975	2,993	2,768	3,039	3,173	3,173	2,975
Colombia	33%	2,807	2,435	2,618	2,734	2,625	2,625	2,807

Total		18,064	15,929	14,746	17,662	18,059	18,059	18,064

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Suriname was sold effective 31 July 2009.
(c)	Metal production is reported on the basis of payable metal.
(d)	The Pinto Valley operations were placed on care and maintenance in February 2009.
(e)	Yabulu was sold effective 31 July 2009.
(f)	Iron ore production is reported on a wet tonnes basis.
(g)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(h)	Production includes Medium Carbon Ferro Manganese.
(i)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(j)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	SEPT 2009	SEPT 2008
PETROLEUM
BHP Billiton attributable production unless otherwise stated.
CRUDE OIL & CONDENSATE (‘000 barrels)
Bass Strait	3,412	3,230	3,057	3,744	3,501	3,501	3,412
North West Shelf (a)	2,115	2,434	2,150	2,178	2,305	2,305	2,115
Stybarrow	3,376	2,720	1,843	1,538	1,328	1,328	3,376
Other Australia (b)	206	185	158	150	172	172	206
Atlantis (c)	2,232	2,319	2,449	3,333	4,630	4,630	2,232
Shenzi (d)	186	—	49	2,788	5,001	5,001	186

Trinidad /Tobago	705	568	542	354	445	445	705
Other Americas (e)	1,561	2,025	2,016	1,860	1,741	1,741	1,561
UK	680	777	796	869	629	629	680
Algeria	1,624	1,664	2,457	1,611	1,793	1,793	1,624
Pakistan	83	90	96	98	103	103	83

Total	16,180	16,012	15,613	18,523	21,648	21,648	16,180

NATURAL GAS (billion cubic feet) (d)
Bass Strait	37.08	25.12	17.02	28.98	31.31	31.31	37.08
North West Shelf (a)	27.01	31.79	31.63	32.97	32.86	32.86	27.01
Other Australia (b)	7.33	6.35	6.75	6.11	5.83	5.83	7.33
Atlantis (c)	1.25	1.16	1.32	1.95	2.85	2.85	1.25
Shenzi (d)	0.04	—	—	0.73	1.75	1.75	0.04
Other Americas (e)	1.74	1.68	2.09	2.01	2.10	2.10	1.74
UK	7.51	9.70	8.95	8.11	5.20	5.20	7.51
Pakistan	13.31	14.43	14.43	16.31	17.34	17.34	13.31

Total	95.27	90.23	82.19	97.17	99.24	99.24	95.27

NGL (‘000 barrels)
Bass Strait	2,149	1,352	982	1,875	2,080	2,080	2,149
North West Shelf (a)	364	402	416	437	438	438	364
UK	41	89	31	97	53	53	41
Algeria	186	264	932	431	451	451	186

Total	2,740	2,107	2,361	2,840	3,022	3,022	2,740

TOTAL PETROLEUM PRODUCTS	34.80	33.16	31.67	37.56	41.21	41.21	34.80

(million barrels of oil equivalent) (f)

(a)	North West Shelf LNG Train 5 was commissioned during the September 2008 quarter. North West Shelf Angel was commissioned during the December 2008 quarter.
(b)	Other Australia includes Griffin and Minerva. Griffin will cease production on 22 October 2009.
(c)	Atlantis North achieved first production on 5 June 2009.
(d)	The Genghis Khan operation is reported in Shenzi. The Shenzi operation was commissioned during the March 2009 quarter.
(e)	Other Americas includes Neptune, Mad Dog, West Cameron 76, Mustang, Genesis and Starlifter. The Neptune operation was commissioned during the September 2008 quarter.
(f)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	SEPT 2009	SEPT 2008
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
ALUMINA
Production
Worsley, Australia	733	756	688	747	709	709	733
Paranam, Suriname (a)	241	242	226	226	78	78	241
Alumar, Brazil	124	141	137	135	132	132	124

Total	1,098	1,139	1,051	1,108	919	919	1,098

Sales
Worsley, Australia	781	763	683	731	716	716	781
Paranam, Suriname (a)	216	252	218	246	74	74	216
Alumar, Brazil	128	140	110	145	154	154	128

Total (b)	1,125	1,155	1,011	1,122	944	944	1,125

ALUMINIUM
Production
Hillside, South Africa	175	176	174	177	179	179	175
Bayside, South Africa	25	25	24	25	25	25	25
Alumar, Brazil	45	44	44	44	44	44	45
Mozal, Mozambique	64	65	62	64	65	65	64

Total	309	310	304	310	313	313	309

Sales
Hillside, South Africa	160	185	173	189	147	147	160
Bayside, South Africa	24	24	26	22	26	26	24
Alumar, Brazil	37	50	48	47	44	44	37
Mozal, Mozambique	36	105	41	88	67	67	36

Total	257	364	288	346	284	284	257

Tolling Agreement (b)	31	27	40	31	35	35	31
	288	391	328	377	319	319	288

(a)	Suriname was sold effective 31 July 2009.
(b)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					QUARTER ENDED
		SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	SEPT 2009	SEPT 2008
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.
Escondida, Chile
Material mined (100%)	(‘000 tonnes)	99,375	100,544	97,357	102,558	102,352	102,352	99,375
Sulphide ore milled (100%)	(‘000 tonnes)	20,416	22,516	21,381	19,898	16,224	16,224	20,416
Average copper grade	(%)	1.32%	1.04%	0.93%	1.22%	1.38%	1.38%	1.32%
Production ex Mill (100%)	(‘000 tonnes)	208.6	186.3	156.4	199.6	188.4	188.4	208.6
Production
Payable copper	(‘000 tonnes)	116.8	102.7	86.6	111.5	102.8	102.8	116.8
Payable gold concentrate	(fine ounces)	14,391	17,840	17,496	17,595	13,905	13,905	14,391
Copper cathode (EW)	(‘000 tonnes)	35.6	42.1	45.0	49.4	47.9	47.9	35.6
Payable silver concentrate	(‘000 ounces)	668	738	673	686	512	512	668
Sales
Payable copper	(‘000 tonnes)	118.2	93.8	93.0	114.2	88.9	88.9	118.2
Payable gold concentrate	(fine ounces)	14,521	16,377	19,050	17,816	11,991	11,991	14,521
Copper cathode (EW)	(‘000 tonnes)	31.2	41.8	45.6	48.4	40.7	40.7	31.2
Payable silver concentrate	(‘000 ounces)	666	678	732	685	441	441	666
Cerro Colorado, Chile
Material mined	(‘000 tonnes)	16,526	18,598	17,927	17,289	17,019	17,019	16,526
Ore milled	(‘000 tonnes)	4,594	4,379	4,405	3,598	3,758	3,758	4,594
Average copper grade	(%)	0.86%	0.86%	0.86%	0.89%	0.79%	0.79%	0.86%
Production
Copper cathode (EW)	(‘000 tonnes)	21.8	26.3	26.5	27.5	18.6	18.6	21.8
Sales
Copper cathode (EW)	(‘000 tonnes)	22.9	26.2	26.5	30.5	18.3	18.3	22.9
Spence, Chile
Material mined	(‘000 tonnes)	18,738	20,562	19,505	20,049	19,111	19,111	18,738

Ore milled	(‘000 tonnes)	4,490	4,154	4,300	4,921	4,670	4,670	4,490
Average copper grade	(%)	2.18%	1.66%	1.51%	1.36%	1.55%	1.55%	2.18%
Production
Copper cathode (EW)	(‘000 tonnes)	35.7	44.5	47.7	44.8	51.0	51.0	35.7
Sales
Copper cathode (EW)	(‘000 tonnes)	34.6	43.3	45.1	45.2	42.2	42.2	34.6
Antamina, Peru
Material mined (100%)	(‘000 tonnes)	30,026	28,111	27,060	29,381	27,571	27,571	30,026
Sulphide ore milled (100%)	(‘000 tonnes)	8,133	8,058	7,853	8,437	8,321	8,321	8,133
Average head grades
- Copper	(%)	1.15%	1.25%	1.22%	1.19%	1.10%	1.10%	1.15%
- Zinc	(%)	1.54%	1.33%	1.57%	1.73%	1.65%	1.65%	1.54%
Production
Payable copper	(‘000 tonnes)	28.4	28.6	25.7	26.3	24.3	24.3	28.4
Payable zinc	(tonnes)	27,312	23,671	26,454	30,929	31,235	31,235	27,312
Payable silver	(‘000 ounces)	932	915	1,003	1,240	1,039	1,039	932
Payable lead	(tonnes)	484	400	976	1,397	491	491	484
Payable molybdenum	(tonnes)	514	365	318	166	241	241	514
Sales
Payable copper	(‘000 tonnes)	26.7	29.4	28.7	24.2	25.6	25.6	26.7
Payable zinc	(tonnes)	26,402	27,024	24,457	29,110	30,633	30,633	26,402
Payable silver	(‘000 ounces)	719	844	754	987	1,079	1,079	719
Payable lead	(tonnes)	387	518	207	724	1,707	1,707	387
Payable molybdenum	(tonnes)	482	398	382	171	264	264	482
Cannington, Australia
Material mined	(‘000 tonnes)	724	863	824	793	840	840	724
Ore milled	(‘000 tonnes)	824	817	628	746	798	798	824
Average head grades
- Silver	(g/t)	384	438	398	427	418	418	384
- Lead	(%)	8.3%	9.5%	8.8%	9.0%	9.0%	9.00%	8.3%
- Zinc	(%)	3.0%	3.1%	3.3%	3.0%	3.1%	3.10%	3.0%
Production
Payable silver	(‘000 ounces)	8,391	9,565	6,802	8,609	9,013	9,013	8,391
Payable lead	(tonnes)	57,768	65,622	46,259	57,145	60,879	60,879	57,768
Payable zinc	(tonnes)	14,449	14,199	12,943	13,258	15,190	15,190	14,449
Sales
Payable silver	(‘000 ounces)	9,507	9,958	5,490	9,841	7,978	7,978	9,507
Payable lead	(tonnes)	64,980	67,467	36,945	64,544	53,778	53,778	64,980
Payable zinc	(tonnes)	16,949	10,990	11,195	15,649	10,697	10,697	16,949
Olympic Dam, Australia
Material mined (a)	(‘000 tonnes)	2,628	2,419	2,415	2,370	2,479	2,479	2,628
Ore milled	(‘000 tonnes)	2,518	2,456	2,301	2,608	2,453	2,453	2,518
Average copper grade	(%)	2.08%	1.80%	1.83%	1.75%	1.70%	1.70%	2.08%
Average uranium grade	kg/t	0.56	0.50	0.52	0.57	0.58	0.58	0.56
Production
Copper cathode (ER)	(‘000 tonnes)	51.9	44.6	42.7	42.6	34.5	34.5	51.9
Copper cathode (EW)	(‘000 tonnes)	2.9	3.0	2.7	3.7	3.2	3.2	2.9
Uranium oxide concentrate	(tonnes)	1,110	860	883	1,154	1,130	1,130	1,110

Refined gold	(fine ounces)	27,360	27,950	23,331	29,398	26,006	26,006	27,360
Refined silver	(‘000 ounces)	244	234	200	259	205	205	244
Sales
Copper cathode (ER)	(‘000 tonnes)	49.5	48.3	42.7	40.5	36.1	36.1	49.5
Copper cathode (EW)	(‘000 tonnes)	3.3	2.8	2.7	3.8	3.2	3.2	3.3
Uranium oxide concentrate	(tonnes)	868	1,262	829	1,261	537	537	868
Refined gold	(fine ounces)	26,121	26,383	24,298	35,876	25,053	25,053	26,121
Refined silver	(‘000 ounces)	232	250	79	400	173	173	232
(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper concentrate (a)	(‘000 tonnes)	14.2	14.7	4.4	—	—	—	14.2
Copper cathode (EW)	(‘000 tonnes)	1.6	1.7	1.5	1.4	1.6	1.6	1.6
Payable silver (a)	(‘000 ounces)	65	63	52	2	—	—	65
Payable gold (a)	(ounces)	—	—	920	—	—	—	—
Payable molybdenum	(tonnes)	94	46	19	—	—	—	94
Sales
Copper concentrate	(‘000 tonnes)	14.0	13.0	10.5	—	—	—	14.0
Copper cathode (EW)	(‘000 tonnes)	1.6	1.4	1.5	1.6	1.3	1.3	1.6
Payable silver	(‘000 ounces)	65	63	52	2	—	—	65
Payable gold	(ounces)	—	—	920	—	—	—	—
Payable molybdenum	(tonnes)	15	44	100	—	—	—	15
(a) During February 2009 the operations were placed on care and maintenance.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					QUARTER ENDED
		SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	SEPT 2009	SEPT 2008
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.
DIAMONDS
Ekati™, Canada
Ore Processed (100%)	(‘000 tonnes)	1,192	910	1,250	1,410	1,223	1,223	1,192
Production	(‘000 carats)	773	594	951	903	780	780	773

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					QUARTER ENDED
		SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	SEPT 2009	SEPT 2008
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
NICKEL
CMSA, Colombia
Production		10.7	13.0	13.1	13.7	12.0	12.0	10.7
Sales		10.7	11.0	11.6	18.1	11.4	11.4	10.7

Yabulu, Australia (a)
Production
Nickel metal		9.1	9.5	7.5	7.8	2.8	2.8	9.1
Cobalt		0.4	0.4	0.2	0.4	0.1	0.1	0.4
Sales
Nickel metal		7.2	9.4	9.1	7.9	2.2	2.2	7.2
Cobalt		0.4	0.3	0.3	0.3	0.1	0.1	0.4
(a) Yabulu was sold effective 31 July 2009.

Nickel West, Australia
Production
Nickel contained in concentrate	6.4	5.4	4.5	5.0	4.1	4.1	6.4
Nickel contained in finished matte	0.6	10.8	6.1	4.1	5.0	5.0	0.6
Nickel metal	—	11.5	16.3	18.0	14.3	14.3	—

Nickel production	7.0	27.7	26.9	27.1	23.4	23.4	7.0

Sales
Nickel contained in concentrate	6.1	5.6	4.3	5.2	3.9	3.9	6.1
Nickel contained in finished matte	—	10.2	5.9	5.5	3.7	3.7	—
Nickel metal	4.7	6.6	15.1	19.0	14.1	14.1	4.7

Nickel sales	10.8	22.4	25.3	29.7	21.7	21.7	10.8

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	SEPT 2009	SEPT 2008
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	7,210	7,006	6,440	5,781	6,231	6,231	7,210
Goldsworthy Joint Venture	232	346	558	280	428	428	232
Area C Joint Venture	9,209	8,716	9,181	8,407	9,189	9,189	9,209
Yandi Joint Venture	8,961	10,026	9,370	9,461	10,194	10,194	8,961
Jimblebar	1,461	1,040	1,070	1,342	1,318	1,318	1,461

Total (BHP Billiton share)	27,073	27,134	26,619	25,271	27,360	27,360	27,073

Total production (100%)	31,851	31,922	31,316	29,731	32,188	32,188	31,851
Shipments
Lump	9,172	7,598	8,163	7,989	7,839	7,839	9,172
Fines	19,013	18,917	19,486	17,035	19,932	19,932	19,013

Total (BHP Billiton share)	28,185	26,515	27,649	25,024	27,771	27,771	28,185

Total sales (100%)	33,159	31,194	32,528	29,441	32,672	32,672	33,159
(a) Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	2,751	2,221	1,569	1,777	2,746	2,746	2,751
Shipments	2,836	1,808	1,428	1,788	3,076	3,076	2,836

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	SEPT 2009	SEPT 2008
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
MANGANESE ORE
South Africa (a)
Saleable production	929	755	351	156	428	428	929
Sales	917	490	221	367	712	712	917

Australia (a)
Saleable production	901	657	382	344	728	728	901

Sales	872	323	442	530	838	838	872

MANGANESE ALLOY
South Africa (a) (b)
Saleable production	133	112	51	5	30	30	133
Sales	106	56	54	70	101	101	106

Australia (a)
Saleable production	70	69	53	20	33	33	70
Sales	56	57	36	32	60	60	56

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	SEPT 2009	SEPT 2008
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,457	1,239	1,165	1,521	1,352	1,352	1,457
Goonyella	1,699	1,915	1,346	1,725	1,507	1,507	1,699
Peak Downs	914	1,103	1,105	1,268	1,187	1,187	914
Saraji	1,104	1,027	651	723	779	779	1,104
Norwich Park	439	605	427	513	392	392	439
Gregory Joint Venture	771	892	471	628	605	605	771

BMA total	6,384	6,781	5,165	6,378	5,822	5,822	6,384

BHP Mitsui Coal (b)
South Walker Creek	1,049	943	386	600	821	821	1,049
Poitrel	584	828	163	882	776	776	584

BHP Mitsui Coal total	1,633	1,771	549	1,482	1,597	1,597	1,633

Queensland total	8,017	8,552	5,714	7,860	7,419	7,419	8,017

Shipments
Coking coal	5,923	5,590	4,703	5,087	5,725	5,725	5,923
Weak coking coal	1,961	1,547	1,041	1,796	1,613	1,613	1,961
Thermal coal	462	297	253	461	453	453	462

Total	8,346	7,434	5,997	7,344	7,791	7,791	8,346

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production Shipments	1,193	1,598	1,882	1,600	1,985	1,985	1,193
Coking coal	895	1,195	1,637	1,696	2,097	2,097	895
Thermal coal	160	166	346	46	159	159	160

Total	1,055	1,361	1,983	1,742	2,256	2,256	1,055

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	SEPT 2009	SEPT 2008
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
South Africa
Production Sales	8,277	7,484	6,453	7,682	8,099	8,099	8,277
Export	2,329	2,945	1,672	1,700	2,377	2,377	2,329
Local utility	6,334	5,665	5,053	5,858	5,884	5,884	6,334
Inland	376	123	97	70	46	46	376

Total	9,039	8,733	6,822	7,628	8,307	8,307	9,039

New Mexico, USA
Production
Navajo Coal	2,064	1,923	1,950	2,426	2,167	2,167	2,064
San Juan Coal	1,941	1,094	957	1,781	1,995	1,995	1,941

Total	4,005	3,017	2,907	4,207	4,162	4,162	4,005

Sales - local utility	3,660	3,605	3,172	3,453	3,604	3,604	3,660

Hunter Valley, Australia
Production Sales	2,975	2,993	2,768	3,039	3,173	3,173	2,975
Export	1,849	2,242	2,360	1,958	1,766	1,766	1,849
Inland	946	650	764	573	619	619	946

Total	2,795	2,892	3,124	2,531	2,385	2,385	2,795

Cerrejon Coal, Colombia
Production	2,807	2,435	2,618	2,734	2,625	2,625	2,807
Sales - export	2,593	2,829	2,409	2,623	2,355	2,355	2,593